ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“U.S.”). The Company also has mineral interests in Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the U.S. on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current through March 23, 2012 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for certain disclosures that are made in Canadian dollars (“CAD” or “C$”), as noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2010 and 2009 and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

Highlights for 2011 and Subsequent Events through the Report Date:

•	Through drilling at Briggs and Reward and the acquisition of a 70 percent interest in the Pinson property (“Pinson”), Atna increased its global measured and indicated gold resource by 95 percent to approximately 3.9 million contained ounces in 2011. Inferred gold resources increased by 42 percent to approximately 1.7 million ounces.
•	Atna’s stock price increased from C$0.63 on December 31, 2010 to C$0.84 on December 31, 2011, increasing further to C$1.20 as of March 23, 2012.
•	Atna generated net income of $15.1 million, $0.14 per share, in the year ended December 31, 2011 (“2011”). Income before income tax was $6.0 million, $0.06 per share. As of December 31, 2011, cash and cash equivalents were $10.0 million.
•	In September 2011, the Company closed its transaction with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, acquiring PMC's 70 percent interest in Pinson. The acquisition gave Atna 100 percent control of a high-grade gold resource on the Getchell gold belt of northern Nevada.
•	The Briggs mine sold 32,371 ounces of gold in 2011, a 29 percent increase over 2010 results, to produce $51.7 million in gross revenue, a 69 percent increase over 2010 gross revenue. The average selling price per ounce of gold was $1,588.
•	Briggs produced $18.5 million in positive operating cash flow and $13.5 million of income before tax.
•	Proven and probable reserves at Briggs were increased in 2011 by 89,000 ounces, or 23 percent, net of gold ounces mined in 2011, due to additional drilling and the use of a $1,300 three year trailing average price of gold, adding over two years of additional mine life.
•	Proven and probable reserves at Reward were increased by 46 percent due to additional drilling and the use of a $1,300 three year trailing average price of gold.
•	On August 31, 2011, the Company closed a C$20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the Pinson acquisition and commence initial phases of development. In February 2012, the term of this facility was extended, now due in three payments in 2013.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Highlights for Fourth Quarter 2011:

•	Atna generated net income of $11.6 million, $0.10 per share, in the fourth quarter of 2011. Income before tax was $2.5 million, $0.02 per share.
•	The Company reversed $9.5 million, $0.08 per share, of an allowance against its deferred tax asset principally in expectation of being able to use its past net operating loss carryforwards (“NOL’s”).
•	The Briggs mine sold 8,423 ounces of gold for the quarter, an eight percent increase over fourth quarter 2010 volume, to produce $14.1 million in gross revenue, a 39 percent increase over the same period in 2010. The average selling price was $1,675 per ounce in the quarter.
•	Briggs produced $4.7 million in positive operating cash flow and $4.0 million of income before tax.
•	Development of the Pinson mine commenced with the recruitment of an operating team and mobilization of its underground mining contractor.
•	A 68 hole, 31,800 foot (9,700 meter) reverse circulation drilling program was completed at Briggs with success in increasing gold resources and grades in the existing mine area.
•	A 15 hole, 8,880 foot (2,707 meters) reverse circulation drilling program was completed at the Reward Project with success in increasing measured and indicated resources by 29 percent.

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California. Briggs was initially constructed in 1995 and through December 31, 2011, Briggs has produced over 620,000 ounces of gold. The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north to south trending Goldtooth fault.

A drilling program, which was completed in December 2011, successfully defined extensions to the North Main Briggs and Deep Briggs mineral zones and encountered increased gold grades in these areas. This program included the drilling of 68 drill holes totaling over 31,800 feet (9,700 meters) and focused primarily on converting inferred resource to the measured and indicated confidence level. The program resulted in an increase in total measured and indicated resource of 7.9 percent, net of ores mined in 2011, from year end 2010.

Briggs produced $18.5 million in positive operating cash flow and $13.5 million of operating profit for 2011. Gold sales were 32,371 ounces in 2011, an increase of 29 percent relative to the year ended December 31, 2010 (“2010”). During 2011 gold was sold at an average realized price of $1,588 per ounce generating total revenues of $51.4 million, a 69 percent increase relative to 2010. Estimated, recoverable, in-process gold inventory at Briggs increased in 2011 by 2,083 ounces to 15,543 ounces.

The table below summarizes the change in gold reserves in contained ounces at Briggs in 2011. A later section of the report provides details regarding estimated mineral reserve and resource balances.

	Beginning		Other	Ending
Contained Ounces	2011	Production	Changes	2011
Proven	103,000			128,788
Probable	98,000			118,141

Total Briggs Reserves	201,000	(43,500)	89,429	246,929

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Other changes include the impact on reserve estimates of the addition of new drilling information, changes in the three year trailing average price of gold, and changes in projected operating costs.

Production statistics for Briggs for the four quarters of 2011 and 2010 follow.

	First	Second	Third	Fourth	Total
Production Statistics for 2011	Quarter	Quarter	Quarter	Quarter	2011
Waste tons	2,766,400	2,627,900	2,512,300	1,983,100	9,889,700
Ore tons	608,400	662,600	615,800	759,100	2,645,900
Total tons	3,374,800	3,290,500	3,128,100	2,742,200	12,535,600
Strip ratio (waste / ore)	4.5	4.0	4.1	2.6	3.7
Ore grade (oz/ton)	0.015	0.016	0.018	0.017	0.016
Contained gold ounces mined	8,900	10,700	11,000	12,900	43,500
Gold ounces produced in doré	6,700	7,700	9,400	8,400	32,200
Gold ounces sold	6,600	7,700	9,700	8,400	32,400
Recoverable gold ounces inventory	14,100	14,500	12,700	15,500	15,500
Cash cost of gold production ($/oz)	$927	$908	$913	$941	$922

	First	Second	Third	Fourth	Total
Production Statistics for 2010	Quarter	Quarter	Quarter	Quarter	2010
Waste tons	1,418,700	2,081,900	2,042,500	2,289,400	7,832,500
Ore tons	644,200	485,400	649,500	601,900	2,381,000
Total tons	2,062,900	2,567,300	2,692,000	2,891,300	10,213,500
Strip ratio (waste / ore)	2.2	4.3	3.1	3.8	3.3
Ore grade (oz/ton)	0.015	0.014	0.019	0.016	0.016
Contained gold ounces mined	9,600	6,600	12,400	9,400	38,000
Gold ounces produced in doré	6,000	5,300	5,800	7,900	25,000
Gold ounces sold	5,500	5,700	6,200	7,800	25,200
Recoverable gold ounces inventory	11,300	10,900	13,700	13,500	13,500
Cash cost of gold production ($/oz)	$824	$865	$887	$760	$828

Cash cost of production per ounce is a common gold mining industry measure not compliant with IFRS. Cash cost per ounce is calculated using the Gold Institute Standards and is estimated by subtracting depreciation, depletion, amortization, changes in gold inventory, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, mine-site depreciation, amortization, depletion, production stripping costs net of capitalization, and changes in inventory.

The following schedule details the calculation of cash cost of gold production per ounce for the years indicated.

	2011	2010
Total cost of sales	$37,638,500	$26,846,000
Less - mining related depreciation and amortization	(7,548,700)	(5,395,800)
Difference between ounces produced and ounces sold	717,300	119,600
Less - silver by-product credits	(360,500)	(228,100)
Total cash cost of production	$30,446,600	$21,341,700

Ounces produced (absorbed on carbon)	33,018	25,784

Total cash cost per ounce	$922	$828

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Briggs cash cost of production for 2011 was $922 per ounce, an 11 percent increase over the 2010 average of $828. Operating costs for the quarter and year ended December 31, 2011 were negatively impacted by diesel fuel costs, representing over 22 percent of the operating costs at Briggs. Diesel costs were lower than they otherwise would have been due to benefits derived from purchase contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below then current market prices. A profit sharing plan was initiated in 2011 for Briggs employees, costing four percent of the site’s profit and increasing costs by $0.6 million. This plan was implemented as an incentive to retain personnel in the face of an industry-wide shortage of trained mining personnel.

Labor costs were also impacted in the fourth quarter by adding and training personnel to operate 24 hours per day, seven days per week. These personnel were included in existing operating crews, but produced only limited benefit to production during the training period. Staffing at Briggs now totals approximately 140 personnel. Gold production in the fourth quarter was also impacted by poor operating availability in the crushing circuit. As a result of this issue, the Company invested in rebuilding and replacing aged crusher units in the plant’s tertiary circuit. In addition, personnel changes have been made at Briggs to strengthen the management team. The net impact of the fourth operating crew and improved availability in the crushing plant resulting from new and rebuilt units is expected to result in increased production in 2012.

Briggs cash cost per ounce is expected to average between $825 and $875 in 2012 as benefits from the increased production schedule, higher targeted plant availability and productivity gains from increased operator experience are realized. Through the date of this report, additional fixed price contracts to purchase approximately 30 percent of Briggs 2012 diesel requirements have been secured at an average price of $3.24 per gallon. The stripping ratio in 2012 and 2013 will be reduced, having removed the overburden from the existing pits in prior years, and the deferred stripping asset will be amortized over future production.

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the prior two years.

Function	Basis	2011	2010
Mining	$/ton of material, ore & waste	$1.22	$1.37
Crushing	$/ton of ore processed	$2.64	$2.12
Leach and Plant	$/ton of ore processed	$3.24	$2.90
Site Gen and Admin	$/ton of ore processed	$1.08	$1.17

Capital spending, inclusive of development, was approximately $10.0 million in 2011. All planned project capital required under the existing mine plan has been spent. Sustaining capital expenditures in 2012 are expected to be between $2.5 million and $3.0 million.

DEVELOPMENT PROPERTIES

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80. The property is located on the Getchell Gold Belt in north-central Nevada near where it intersects the north end of the Battle Mountain- Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician aged Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

In April 2009, Atna entered into a Mining Venture Agreement (the “MVA”) for Pinson with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, superseding a prior Exploration and Development Agreement. Under the MVA, Atna owned a 30 percent equity interest in the joint venture and PMC owned 70 percent. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011. In September 2011, Atna completed an Asset Purchase and Sale Agreement (“APSA”) with PMC to acquire PMC’s 70 percent interest in the Pinson. The MVA was terminated by the APSA.

Upon closing of the APSA, Atna became the owner of four square miles of land containing the historic Pinson Mine and the related mineral resources. PMC became sole owner of 21 square miles of land and claims surrounding the four sections of land. As part of this transaction Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold. Exclusive of the qualitative value of the processing agreement and future royalty payments to PMC, Atna paid $27.9 million for the 70 percent interest in Pinson inclusive of: US$15.0 million in cash, 15 million common shares of Atna, $1.5 million in assumed reclamation obligations, and the net exchange of land.

In February 2012, Gustavson and Associates completed a resource estimation effort including all data available for Pinson including the work completed by PMC. This work represents the first effort to produce a property-wide gold resource estimate and includes both potential open pit resources (Mag Pit and South Area) and the resources potentially extractable by underground methods. The results of this study were released on February 6, 2012 and are summarized below.

Pinson has a “small-mine” operating permit allowing underground mining of 36,500 tons of ore per year. The Company began redevelopment of the mine based on this permit in the fourth quarter of 2011. The decision to commence work is not based on the results of a technical report, but is based on an analysis of the critical path required to attain commercial production in the fourth quarter 2012. Updated NI 43-101 compliant mineral reserve estimates are expected to be released in the first half of 2012. Once these studies are completed, applications for additional permits to operate at increased rates will be prepared and filed with the State of Nevada. No Federal filing is required since the potential underground mining zones are located on private lands. New permits allowing increased levels of underground production are expected early in 2013.

Approximately $20 million in Pinson development costs have been budgeted for 2012. The Company expects to mine up to 36,500 tons as allowed under current permits to produce 10,000 to 15,000 ounces of gold in 2012. This production is budgeted to occur primarily in the fourth quarter of 2012.

Associated with the existing permits is approximately $1.9 million in reclamation bonding. Atna provided the State of Nevada with approximately $0.6 million of this bonding in 2011 and expects to provide the balance of approximately $1.3 million in the first half of 2012 when the State completes its review of the bonding requirement.

An underground mining contractor has been mobilized to the site and work on driving the secondary access has commenced. Under Mine Safety and Health Administration (MSHA) regulations, commercial mining of ores may only be conducted once dual access has been established. Once this access work is completed, then ore mining areas can be established. It is anticipated that an underhand cut-and-fill mining method will be utilized due to poor rock competency in the ore zones. The company is in the process of mining a number of large-scale, bulk, oxidized ore samples. A contract for the processing of this material at the nearby Twin Creeks processing plant is being finalized with Newmont. Atna plans to ship this material in the first half of 2012 for test processing. In addition, Atna is negotiating an ore sales agreement to process oxide ore on an ongoing basis at nearby facilities. Atna's goal at Pinson over the next few years is to develop a mine capable of producing 75,000 to 100,000 ounces of gold per annum at a competitive cost. It may take several years to achieve this target as this production level will require the development of numerous working faces in the mine.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Approximately 4,000 feet (1,200 meters) of underground workings have been excavated at Pinson. These workings are de-watered using an existing deep de-watering well. Three additional wells have been drilled and the Company has pumps and related equipment on hand to put two of these wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin has been permitted for construction. Water rights to allow the underground project to be de-watered at a rate required to support underground mining operations were granted in the year ended December 31, 2009 (“2009”). In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined sulfide ores. A second portal collar was also established for a planned secondary access to the underground workings.

The Pinson mine had previously operated as an open pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Since 2004, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. Re-evaluation of this potential in the currently robust gold market environment has resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that is believed to be amenable to open pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company is planning to commence a feasibility study to determine the economic potential of the open pit resource. While permits exist to commence underground development and mining, the potential open pit is currently unpermitted and will be subject to the full permitting process prior to the commencement of mining. Even though this is a brown-field site, this process may include the requirement to complete a full environmental impact study.

Reward Mine, Nevada

The Reward mining property (“Reward”) is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Access is gained via state highway 95 to the site access road turnoff followed by a two mile gravel access road. Atna holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. Atna also owns 99 unpatented claims and six patented claims. The leases and patented claims carry a three percent Net Smelter Return Royalty (“NSR”). An NSR is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining, and smelting costs. Atna also owns 99 unpatented claims and six patented claims.

In March 2008, the Company completed a positive economic feasibility study for Reward (filed on SEDAR on April 3, 2008). The feasibility study recommended development of a conventional open pit mining, ore crushing, and heap-leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

In October 2011, the Company completed a 15 hole, 8,880 foot (2,700 meter) drilling program at Reward, both in-filling and stepping out on known mineralization. A majority of drill holes encountered ore-grade intercepts over potentially minable intervals. Several of the holes had both thicknesses and grades significantly better than the deposit’s prior average and expanded the gold zones to the east and southeast. Mineralization in this portion of the deposit is hosted by one or more gentle easterly dipping receptive host-beds within the Cambrian Woods Canyon Formation phyllitic siltstones. The mineralized Woods Canyon has a thickness of up to 400 feet with 250 feet to 300 feet of the unit mineralized. Gold mineralization is associated with minor white bull quartz veining and fracture-controlled and disseminated iron oxides after pyrite. These drilling results have been incorporated into the estimated reserve and resources presented later in this report. These encouraging results also justify an additional future drilling program at Reward as funding permits.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Reward has received the permits required to initiate development and operating activities. During 2009 work was completed on an Environmental Assessment for Reward. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed in 2013 prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Capital spending for Reward in 2011 was $1.5 million. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. Quotes for plant design engineering have been received. Atna plans to place orders for long lead-time equipment for Reward during 2012 for delivery in 2013 and to complete construction engineering designs in 2012. Atna plans to commence final construction of Reward in 2013. A nine-month construction period is anticipated, with gold production commencing three months after construction is completed. The final construction decision will be made as funding becomes available.

The following table depicts the change in ounces of contained gold reserve recognized in 2011.

	Beginning	Other	Ending
Category of Contained Ounces	2011	Changes	2011
Proven	38,200	52,400	90,600
Probable	142,700	32,500	175,200

Total Reward reserves	180,900	84,900	265,800

Other changes include the impact on reserve estimation of changes in the three year trailing average price of gold, changes in operating costs and changes due to the addition of new drilling information.

Current reserve estimates are based on estimated future costs and the prior three-year average gold price, recently updated by the Company for this report. Reserves also assume an 80 percent processing recovery rate based on metallurgical test results. Reserves and resources presented later in this report reflect the results of drilling activity in 2011. The Reward operation is expected to produce approximately 212,600 ounces of gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 2.1. Capital costs have been updated and now total $32 million for crushing and process plants, facilities and infrastructure, mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia project (“Columbia”), which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 1,776 acres. Access to the properties is by dirt roads from a paved highway that crosses near the property.  The patented claims are subject to NSR’s that range from zero percent to six percent.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The Company engaged an independent engineering firm with Qualified Persons (as defined in NI 43-101), to complete an NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project” in 2009 and an additional report titled “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) was completed in May 2010 with both filed on SEDAR. Results of these studies demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work, however, justifies moving ahead with a feasibility level study to further define the economics of the project and justify commencing the permitting process.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The PEA contemplates a conventional open-pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. Projected average annual production is approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life. The initial design seeks to minimize environmental impact by incorporating dry tailings to be placed as pit backfill versus a conventional wet tailings dam.

The PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

Columbia is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high-grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high-grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality utilizing conventional gravity and flotation gold recovery methods to produce both gravity and flotation concentrate products. Both rougher and cleaner flotation circuits were utilized. Reverse circulation reject samples were composited to create oxide mineral samples for testing. The test work indicated that up to 65 percent of the gold and 20 percent of silver was recovered as a gravity concentrate. Simple flotation on the tail product recovered an additional 28 percent of the gold and 45 percent of the silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces per ton of silver. Overall recovery for gravity and flotation was approximately 88 percent for gold and 50 percent for silver. Cyanide leach tests on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent indicating a high level of oxidation.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Periodic water sampling analysis is also being conducted for baseline quality analysis. Additional studies were completed to assess whether any fatal flaws existed to prohibit the project from being permitted and no significant flaws were determined. A community stakeholder analysis has also been completed. These studies are all focused on providing support for the feasibility study and to begin permit applications in 2012.

Metallurgical test-work, drilling, and mine planning are planned for the project in 2012. The goal is to complete a “Mine Plan of Operations” to initiate the formal permitting process at Columbia.

Columbia is not currently permitted for development. Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions. An environmental impact statement and the permitting process will require completion before any development activities can take place on the property.

Briggs’ Cecil R Satellite Property, California

The Cecil R gold property (“Cecil R”) is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. The NI 43-101 resource estimate is based on over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit that hosts the Briggs deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary Period gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

No new work was performed on Cecil R in 2011. Future work plans include additional drilling to determine the extent of the mineralization, metallurgical characterization studies, and geotechnical slope determination studies to support possible mine designs.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada, and consists of 365 unpatented lode claims covering approximately 2,000 acres. Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a 3.0 percent NSR. The Company optioned the property to Yamana Gold (“Yamana”) in November 2006. Yamana has been exploring the project since that time. In February 2012, Yamana advised Atna of its intent to terminate its earn-in agreement on Clover.

In 2009 and 2010 Yamana worked on completing permitting activities required by the Bureau of Land Management and completed a nine-hole drilling program (9,165.5 feet/2,793.5 meters). Yamana’s 2011 drilling failed to extend the gold mineralization encountered in previous drilling. Yamana interpreted a change in the strike and host lithology of the targeted structure as the cause of the tightening of the vein. Yamana drilled 26 holes totaling 23,905 feet (7,286 meters) during its option period.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district and Newmont Mining’s Ken Snyder Mine.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Tuscarora and Adelaide Properties, Nevada

In February 2008, the Company entered into an option agreement (the “Option Agreement”) with Golden Predator Corp. ("GPD"), whereby GPD assumed the obligation of Atna regarding the option with Newmont Mining Corporation on the Adelaide and Tuscarora gold prospects in Nevada. Atna received 0.2 million shares of GPD as its 2011 option payment for the properties. At the end of 2011, GPD informed Atna that they had completed the $3.0 million expenditure required under the Option Agreement. With this notice, control of these properties was transferred to GPD. Atna retains an NSR of up to 1.5 percent but not less than 0.5 percent. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

Adelaide is located about 30 miles south of Winnemucca, Nevada and is accessed by state highway 294 to improved dirt road for two miles. Tuscarora located about 48 miles south of Elko Nevada via state highway 225 to highway 226.

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company and Uranium One entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures. The Company has no expenditure obligations while Uranium One spends the funds to increase its interest in the Sand Creek JV.

In the fourth quarter of 2011, Uranium One completed a total of 32 holes with 13 (41 percent) encountering grade-thickness values (GT’s) of greater than 0.25 foot-percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. Uranium One is working to update its mapping of the uranium trend and associated resources by integrating the new drilling. The Company does not control the timing of future drilling operations under the terms of the Supplemental Agreement.

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands occur in thirteen counties in western Montana. The Company is in the process of subdividing this package for exploration joint venture or sale.

In February 2011, CR Montana Corporation, an Atna subsidiary, signed a Purchase Agreement with the Montana Department of Fish, Wildlife and Parks to sell 29,488 acres of mineral rights in the Fish Creek State Park area for a price of $0.15 million. The Purchase Agreement was amended to extend the closing to June 3, 2012.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Canadian Properties, Yukon and British Columbia

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM) (“Canarc”). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period and granting the Company a two percent NSR. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1,375,000 over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a two percent NSR position that will be allocated to their respective accounts.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the next four years and a NSR of between 0.5 percent and one percent, depending on underlying royalty structures.

The White Bull polymetallic prospect is located in the Cassiar Mountains of British Columbia in the Laird Mining Division. Atna will receive $0.1 million in payments over the next four years and a one percent NSR.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are significant estimates, subject to forward-looking-statement limitations. Reserve figures for Pinson have not been determined as of the date of this report and are expected to be released separately in the second quarter of 2012. All other reserve and resource figures are considered current based on reports dated as indicated in the footnotes to the tables below.

The scientific and technical information contained in this report has been reviewed and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, and a "qualified person" as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classified as inferred.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Gold Mineral Reserves - Proven and Probable at December 31, 2011 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	6,296	0.020	128,788
Probable	5,942	0.020	118,141

Briggs reserves	12,238	0.020	246,929

Reward (2) - 100% Atna
Proven	3,673	0.025	90,636
Probable	8,183	0.021	175,174

Reward reserves	11,856	0.022	265,810

Total reserves	24,094	0.021	512,739

1.	Briggs Mine mineral reserve summary was updated March 16, 2012 and is based on a 0.007 opt incremental leach cut-off grade calculated using $1,300 per ounce gold.
2.	Reward mineral reserve update completed March 20, 2012, using a >$0.01 net incremental value using $1,300 per ounce gold.
3.	Briggs reserves are current to December 31, 2011 and have been reconciled for mine production.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Gold Mineral Resources - Measured, Indicated and Inferred at December 31, 2011 (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	13,306	0.021	278,000
Reward - 100% (2)	4,692	0.023	106,400
Pinson - Underground 100% (3,4)	1,619	0.355	575,000
Pinson - Open pit 100% (3,4)	21,158	0.035	732,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	47,003	0.042	1,966,600

Indicated
Briggs - 100% (1)	20,293	0.019	383,700
Reward - 100% (2)	13,363	0.019	256,200
Pinson - Underground 100% (3,4)	1,301	0.383	498,000
Pinson Open pit 100% (3,4)	4,307	0.058	249,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	52,940	0.036	1,927,500

Measured & indicated
Briggs - 100% (1)	33,598	0.020	661,700
Reward - 100% (2)	18,055	0.020	362,600
Pinson - Underground 100% (3,4)	2,920	0.368	1,073,000
Pinson - Open pit 100% (3,4)	25,466	0.039	981,700
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	99,943	0.039	3,894,200

Inferred
Briggs - 100% (1)	12,940	0.018	228,600
Reward - 100% (2)	4,757	0.014	65,600
Pinson - Underground 100% (3,4)	2,236	0.378	845,900
Pinson - Open pit 100% (3,4)	824	0.034	28,300
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	36,606	0.047	1,721,400

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Silver Mineral Resources - Measured, Indicated and Inferred at December 31, 2011

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009; Briggs Resource update, January 19, 2012, 0.006 oz/ton cut-off
2.	NI 43-101 Technical Report Reward Gold Project, March 2008; Reward Resource update, Feb. 2012, 0.006 oz/ton cut-off
3.	Equity Interest Basis; 0.20 oz/ton cut-off grade underground; 0.010 oz/ton cut-off Open Pit.
4.	NI 43-101 Technical Report, Pinson Gold Property, March 2012
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Technical Report Cecil R Gold Property, March 2, 2010
7.	Resource estimates for Briggs and Reward include proven and probable reserves

Mr. Alan Noble of Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, acted as the independent Qualified Person in the preparation of “Technical Report on Briggs Project, March 2009” and produced the updated resource estimate for the Briggs Mine published January 19, 2012. Mr. Noble is a Qualified Person as defined under NI 43-101. Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and worked under the supervision of Mr. Robert L. Sandefur as independent Qualified Person for those sections of the Briggs technical report. Year-end 2011 Mineral Reserves were updated by Mr. Read as Principal Mining Engineer and Qualified Person as defined under NI 43-101 for the Briggs Mine on March 16, 2012. The reserves are stated at December 31, 2011 and reflect mining at Briggs, price, cost and design parameter changes and the January 2012 resource update.

Dr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as Qualified Persons in the development of Reward feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Robert Sandefur of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, updated the Reward Gold Project mineral estimate, release dated February 27, 2012 and is an independent Professional Engineer and Qualified Person as defined under NI 43-101. Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, is an independent Professional Engineer and Qualified Person as defined under NI 43-101 and was responsible for preparing the Reward ore reserve estimate and mine plan as of March 20, 2012.

The updated 2012 mineral resource estimate and technical report entitled “NI 43-101 Technical Report of the Resources, Pinson Project, Humboldt County, Nevada, March 2012” for Pinson with an effective date of February 6, 2012, was prepared under the supervision of Mr. Donald Hulse P.E. and Mr. William Crowl R.G., MMSA QP of Gustavson Associates, of Lakewood, Colorado. Mr. Hulse and Mr. Crowl are independent Qualified Persons as defined under NI 43-101.

The NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project” with an effective date of September 9, 2009 was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person as defined under NI 43-101. The “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” completed in May 2010 was also prepared by Mr. Donald E. Hulse, P.E.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate for the Cecil R satellite project. Mr. Sandefur is an independent Qualified Person as defined by NI 43-101 and co-author of the NI 43-101 compliant mineral resource estimate and technical report completed in March 2010 for the Cecil R project.

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

Selected Annual Information

Following is selected annual information for the last five years ended December 31, 2011. Figures presented for 2009 and after were prepared in accordance with IFRS whereas 2007 and 2008 figures are presented under generally accepted accounting principles in Canada (“Canadian GAAP”).

	IFRS			Canadian GAAP
Year ended	2011	2010	2009	2008	2007
Total revenues	$51,755,400	$30,606,900	$8,689,200	$155,100	Nil
Net income (loss)	$15,084,400	$(5,891,900)	$(5,779,800)	$15,805,000	$(3,116,400)
Basic and diluted income (loss) per share	$0.14	$(0.07)	$(0.07)	$0.20	$(0.05)
Working capital	$(4,726,500)	$11,734,800	$11,365,200	$14,884,300	$10,765,000
Total assets	$131,205,300	$83,206,100	$80,037,600	$67,411,600	$13,558,400
Total liabilities	$44,413,700	$26,069,500	$25,819,900	$8,137,000	$1,095,100
Total shareholders' equity	$86,791,600	$57,136,600	$54,217,700	$59,274,600	$12,463,300
Number of shares issued and outstanding	117,374,643	99,002,468	83,291,133	83,291,133	64,722,588

Summary of Quarterly Results

Following is selected quarterly information for the eight most recent quarters. All figures have been restated for consistent presentation under IFRS.

Quarterly results ended	Dec-11	Sep-11	Jun-11	Mar-11
Total revenues	$14,194,900	$16,597,400	$11,753,400	$9,209,700
Income (loss) for the quarter	$11,616,000	$2,471,400	$1,145,200	$(148,200)
Basic and diluted income per share	$0.10	$0.02	$0.01	$-

Quarterly results ended	Dec-10	Sep-10	Jun-10	Mar-10
Total revenues	$10,380,900	$7,484,300	$6,655,000	$6,086,700
Income (loss) for the quarter	$363,700	$(1,914,600)	$(2,751,500)	$(1,589,500)
Basic and diluted income (loss) per share	$-	$(0.02)	$(0.03)	$(0.02)

Quarterly results varied significantly depending on the price of gold; labor, diesel, chemical, and maintenance costs; stripping ratios; the operating levels at Briggs; realized and unrealized gains and losses on derivatives, gains or losses on the sale of investments and disposals of properties, gains or losses on foreign exchange, and other factors. The Company’s financial results are not significantly impacted by seasonality. Production statistics, inclusive of grades and recovery; cash flows, and future expectations are presented above under “Briggs Mine, California” for the Company’s operating property.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Results of Operations – Year Ended December 31, 2011 versus Year Ended December 31, 2010

Atna generated net income of $15.1 million, $0.14 per share, for 2011 compared to a net loss of $5.9 million, a loss of $0.07 per share, for 2010. Significant elements of the $21.0 million favorable variance in net income between the two years are presented below.

•	Revenues increased $21.2 million, or 69 percent, from $30.5 million in 2010 to $51.7 million in 2011, inclusive of incidental sales of silver. This increase in revenues was primarily attributable to the Company selling 32,371 ounces of gold in 2011, a 29 percent increase over the 2010 volume of 25,094 gold ounces, and an increase in the average price per gold ounce sold to $1,588 in 2011 from $1,211 in 2010.
•	Cost of sales, exclusive of depreciation and amortization, increased $8.6 million, or 40 percent, in 2011 compared to 2010. Briggs uses diesel fuel both for the generation of power and for mobile mining equipment. Diesel fuel represented over 22 percent of operating costs in 2011 compared to 17 percent in 2010. Diesel fuel costs increased significantly in 2011, which was partially mitigated by purchase contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below then current market prices. 2011 costs were also adversely impacted by increased crusher and equipment maintenance and cyanide costs. Labor costs were impacted in the fourth quarter of 2011 by adding and training new personnel in order to operate 24 hours per day, seven days per week. The new personnel were included in existing operating crews, but produced only limited benefit to production during the training period. Labor costs were also impacted by a profit sharing plan which was initiated in 2011 for Briggs employees, costing four percent of the site’s gross profit (revenue less cost of sales).
•	Depreciation expense increased $2.1 million, or 39 percent, in 2011 compared to 2010. Expansions of the leach pad and gold recovery plant at Briggs were completed in 2011, but much of the increase followed from the use of the units-of-production method of depreciation applied to an increased production volume. 33,018 ounces of gold were recovered from the carbon circuit in 2011 relative to 25,784 ounces in 2010, a 28 percent increase. Estimated, recoverable, in-process gold inventory increased by 2,083 ounces in 2011, an additional eight percent increase relative to the 2010 production statistic.
•	General and administrative expenses increased $0.8 million, or 23 percent, in 2011 compared to 2010. The increase was driven principally by (i) a Company-wide, share based compensation increase of $0.3 million, (ii) a combination of special bonuses related to the Pinson acquisition, (iii) the creation of the position of chief operating officer (COO), (iv) recruiting expenses for both a COO and a chief financial officer (CFO), and (v) increases in other executives’ compensation to more closely align with competitive market conditions.
•	Exploration expenses decreased $0.5 million, or 43 percent, in 2011 compared to 2010 as activities were focused within existing mine areas and $1.4 million of activity at Briggs was capitalized.
•	Interest expense decreased $0.7 million, or 27 percent, in 2011 compared to 2010 based largely on a lower average liability balance, reflecting repayment of debentures and scheduled reductions in the Gold Bonds described below.
•	The realized loss on derivatives increased from $0.5 million in 2010 to $1.5 million in 2011 largely reflecting the increased payments on the Gold Bonds as underlying gold prices increased.
•	The unrealized loss on derivatives decreased from $2.0 million in 2010 to $0.3 million in 2011 as previously recognized increases in the Gold Bond liabilities, driven by the market value of gold, were realized and as all other derivatives were eliminated in the second half of 2010.
•	In 2011, the Company sold its interest in the Atlanta property in Nevada for $0.7 million in cash and stock largely leading to the recognized gain on asset disposal of $0.6 million.
•	2011 net income includes a $9.5 million deferred tax benefit recognized principally in expectation of being able to use more of Atna’s past NOL’s in future years. This was partially offset by a $0.4 million current tax liability for 2011, resulting in a net $9.1 million income tax benefit.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

As of December 31, 2011, cash and cash equivalents were $10.0 million, an increase of $0.4 million from December 31, 2010. The primary elements of the net increase in cash in 2011 are presented below.

•	$20.1 million was provided through new debt financing, principally the C$20 million loan from Sprott, in 2011 compared to $8.4 million provided through the issuance of common shares in 2010.
•	$11.5 million was provided by operations, net of a $2.9 million increase in working capital, in 2011 compared to $4.7 million, inclusive of a $7.9 million increase in working capital, used by operations in 2010.
•	$0.9 million was provided through the sale of non-core properties and investments in 2011 compared to $0.5 million in 2010.
•	$0.2 million was provided through the exercise of stock options and warrants in 2011 compared to $0.1 million in 2010.
•	$15.0 million was used to pay for a portion of the purchase price of the 70e interest in Pinson in 2011.
•	$9.9 million was used to acquire capital equipment and for mine development, principally at Briggs, in 2011 compared to $1.6 million in 2010.
•	$6.0 million was used for the repayment, in part or in whole, of notes, Gold Bonds, and capital leases in 2011 compared to $5.1 million used for debt repayments in 2010.
•	$1.4 million was used to increase surety deposits and for capitalized interest, both principally related to the development of Pinson, in 2011 compared to $1.0 million in 2010, which was principally related to Reward.

As noted, 2011 net income includes a $9.5 million deferred tax benefit recognized principally in expectation of being able to use more of Atna’s past U.S. NOL’s based on expected results. A change of ownership under Section 382 of the Internal Revenue Code occurred due to the Atna/Canyon merger in 2008.   As a result of the ownership change, the utilization of U.S. NOL’s existing at the merger date is limited to approximately $1.0 million per annum.

Results of Operations – Quarter Ended December 31, 2011 versus Quarter Ended December 31, 2010

Atna generated net income of $11.6 million, $0.10 per share, for the quarter ended December 31, 2011 (“Fourth Quarter 2011”). These quarterly results compare to net income of $0.4 million, $0.00 per share, for the quarter ended December 31, 2010 (“Fourth Quarter 2010”). Significant elements of the $11.2 million favorable variance in net income between the two quarters are presented below.

•	Gold revenues increased $3.8 million, or 37 percent, in the Fourth Quarter 2011 compared to the Fourth Quarter 2010 with the volume sold increasing from 7,800 ounces to 8,400 ounces, an eight percent increase, and the average price realized increasing from $1,325 to $1,675, a 26 percent increase.
•	Cost of sales, excluding depreciation, increased $1.7 million, or 28 percent, in the Fourth Quarter 2011 compared to the Fourth Quarter 2010 despite sales volumes only increasing eight percent, reflecting increased costs per unit. Lower production levels than would otherwise have been achieved and higher maintenance costs resulted from breakdowns within the crusher circuit. Factors discussed above in the analysis of the comparative results for 2011are all applicable to the Fourth Quarter 2011 including the costs of an added shift of labor on the crusher circuit, the addition of a profit sharing plan, increased diesel prices, and increased cyanide prices.
•	Depreciation within cost of sales increased $0.5 million, or 31 percent, in the Fourth Quarter 2011 compare to Fourth Quarter 2010 reflecting an increased capital base and reflecting that the units-of-production increased approximately 10 percent.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

•	General and administrative expenses increased $0.5 million, or 48 percent, to $1.5 million for the Fourth Quarter 2011. The position of COO was added mid-2011, but much of the increase relates to higher salaries, year-end bonuses, and expensing of stock options associated with new and continuing personnel.
•	The realized and unrealized gains on derivatives increased $0.8 million, from a loss of $0.6 million in the Fourth Quarter of 2011 to a gain of $0.2 million in the Fourth Quarter of 2010, due to the influence of period-end gold prices on the embedded forward derivatives in the Gold Bonds.
•	Net of the current tax expense, a $9.1 million deferred tax benefit was recognized in expectation of being able to use more of Atna’s past NOL’s in future years.
•	A gain of $0.2 million resulted from the sale of investments available-for-sale.

As of December 31, 2011, cash and cash equivalents were $10.0 million, a decrease of $0.6 million since September 30, 2011. The significant elements underlying the net decrease in cash in the Fourth Quarter 2011 are presented below.

•	$0 was provided through debt and equity issues in the Fourth Quarter 2011 compared to $8.4 million provided through the issuance of common shares in the Fourth Quarter 2010.
•	$3.0 million was provided by operations in the Fourth Quarter 2011, net of a $1.2 million increase in working capital, compared to $1.0 million in the Fourth Quarter 2010, net of a $1.8 million increase in working capital.
•	$2.0 million was used to acquire capital equipment and for mine development at Briggs, Reward, and Pinson in the Fourth Quarter 2011 compared to $0.3 million used at Briggs in the Fourth Quarter 2010.
•	$1.3 million was used for the repayment, in part or in whole, of notes, Gold Bonds, and capital leases in the Fourth Quarter 2011 compared to $1.2 million used for debt repayments in Fourth Quarter 2010.
•	$0.5 million was used for capitalized interest related to the development of Pinson in the Fourth Quarter 2011. In Fourth Quarter 2010, $0.3 million was used to increase surety deposits principally related to Briggs.

A comparative schedule of revenues follows for the last two quarters and the comparable quarter in the prior year.

	Fourth	Third	Fourth
Revenue Statistics	Quarter 2011	Quarter 2011	Quarter 2010
Revenues, inclusive of incidental silver	$14,194,900	$16,597,400	$10,380,900
Percent change from previous quarter	-14%	41%	39%
Percent change from prior period	37%	122%	109%

Gold ounces sold	8,400	9,700	7,800
Percent change from previous quarter	-13%	26%	26%
Percent change from prior period	8%	56%	56%

Average gold price per ounce	$1,675	$1,696	$1,325
Percent change from previous quarter	-1%	12%	10%
Percent change from prior period	26%	41%	35%

Gold ounces sold in the Fourth Quarter 2011 decreased by 1,300 ounces, or 13 percent, compared to the quarter ended September 30, 2011 as a result of decreased production. Fourth Quarter 2011 production was adversely impacted by crusher plant availability and maintenance, however in-process recoverable inventories increased by 2,840 ounces in Fourth Quarter 2011. The average ore grade mined in the Fourth Quarter 2011 decreased to 0.017 ounces per ton from 0.018 in the quarter ended September 30, 2011.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Contractual Obligations

The Company’s material contractual obligations as of December 31, 2011 were:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$29,345,200	$4,484,000	$24,861,200	$-	$-
Finance lease obligations	2,477,300	746,000	1,731,300	-	-
Operating lease obligations	416,700	105,300	296,500	14,900	-
Asset retirement obligations	8,377,900	1,287,400	1,590,300	2,879,800	2,620,400

Total	$40,617,100	$6,622,700	$28,479,300	$2,894,700	$2,620,400

Based on subsequent events, specifically the extension of the Sprott loan, now due in three increments in 2013; this table includes the reclassification of $19.7 million from the ‘Less than 1-year’ column to the ‘1-3 years’ column.

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements in 2012 can be met through a combination of existing cash, selling short-term investments, cash flow from the Briggs and Pinson operations. Supplemental financing, if required, may be generated from asset sales, new or extended lines of credit, or an equity issuance. The principal requirement within the next 12 months is expected to be funding development of the Pinson underground mine at a cost of $18 to $22 million. The requirement to repay the Sprott loan in 2012 has been deferred by an agreement signed February 2012 that extends the term of the loan into 2013. Funding requirements may be significantly affected by the future price of gold, any unforeseen prolonged production disruptions at Briggs, the working capital and mine development expenditures at Pinson prior to attainment of commercial production and other events. Atna is considering additional sources of financing to address any potential contingent risk of having inadequate capital to complete the Pinson underground development in 2012 and possibly to accelerate the development of Reward.

As of December 31, 2011, the Company had net current liabilities less cash of $21.4 million, inclusive of $19.0 million that became a non-current liability subsequent to yearend but that IFRS requires to still be reported as ‘current’ as of the date of the financial statements. In consideration of subsequent events and for purposes of this discussion of liquidity, current liabilities less cash may be better regarded to be $2.4 million as of yearend 2011. As of December 31, 2011, the Company had a recoverable gold inventory of approximately 15,500 ounces which had a gross market value of approximately $24.4 million based on the year-end gold price of $1,575 per ounce. Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company closed a $9.2 million equity offering. In September 2011, the Company acquired the remaining 70 percent of Pinson for $15 million in cash, 15 million shares of common stock and other consideration. In the third quarter of 2011, the Company arranged a C$20 million line of credit to finance the Pinson acquisition. In February of 2012, the term of this C$20 million credit line was extended into 2013. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“Options”) and stock warrants (“Warrants”) may be a potential additional source of funds in 2012. (See “Outstanding Warrants” and “Stock Options” below.)

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

With Briggs as Atna’s only operating mine in 2011, cash provided by operating activities was $11.5 million, net of $2.9 million in increased working capital. 32,400 ounces of gold were sold in 2011. Gold sales by Briggs in 2012 are expected to range from 40,000 to 47,000 ounces. Briggs cash cost of production per ounce in 2011 was $922 whereas Briggs cash cost per ounce is expected to average between $825 and $875 in 2012 as benefits from the increased production schedule, higher targeted plant availability and productivity gains from increased operator experience are realized.

While highly dependent on the development schedule and obviously subsequent to the mine development, Atna expects to produce 10,000 t 15,000 ounces of gold from the new underground operations at Pinson in 2012. The cash cost per ounce during development and ramp-up will be relatively high and not indicative of ongoing costs.

The only existing gold hedge as of December 31, 2011 is a forward gold sales contract embedded in the Gold Bonds. The Gold Bonds are serviced through quarterly payments essentially equal to the market value of 814 ounces of gold, plus 10 percent interest on the declining principal balance. This gold sales commitment represents less than seven percent of the expected gold production from Briggs through the bond’s term.

Financing Transactions

A roll-forward of the Company’s common shares outstanding during 2011 follows.

Number of
Shares
Balance, beginning of the period	99,002,468
Pinson acquisition	15,000,000
Conversions of notes payable	2,000,000
Sprott credit agreement	1,049,119
Warrant exercises	188,250
Option exercises	134,806

Balance, end of the period	117,374,643

Equity Issuance: During 2011, the Company issued: 2.0 million shares related to the exercise of $1.0 million of convertible debentures at an exercise price of C$0.50 per share, 15 million shares related to the Pinson acquisition at a deemed price of C$0.74 per share, and 1,049,119 shares for fees related to the credit line from Sprott to finance the Pinson acquisition at a deemed price of C$0.67 per share.

During 2010, the Company issued (i) a total of 15.4 million common shares for gross proceeds of C$9.2 million and net proceeds of C$8.4 million in connection with the closing of a short form prospectus financing; (ii) a total of 8.7 million warrants with an exercise price of C$0.70 and a two-year term; (iii) 0.2 million common shares related to the exercise of 0.3 million stock options that resulted in net cash proceeds to the Company of $0.1 million; and (iv) 0.1 million shares related to the conversion of C$0.1 million of debenture notes payable.

Debt Issuance: On August 31, 2011, the Company closed a C$20 million Credit Agreement with Sprott to finance the Pinson acquisition and commence development. As amended in February of 2012, repayments of principal are due as follows: C$2.5 million on February 28, 2013, C$2.5 million on May 31, 2013, and C$15 million on August 31, 2013. Interest on unpaid principal balances accrues at an annual rate of nine percent per annum compounded monthly. Atna paid a structuring fee of C$0.15 million and, as consideration for advancing the facility, paid an arrangement fee of C$0.7 million. The arrangement fee was paid with the 1,049,119 common shares of Atna, noted above under Equity Issuance, determined on the basis of a price per share equal to a 10 percent discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility was advanced. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the loan. The loan origination costs were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as mine development costs.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Notes Payable: In September 2010, the Company extended C$1.3 million of convertible debentures for one year. On March 1, 2011, the Company repaid $0.8 million in debentures due on that date. On March 10, 2011, the Company prepaid C$1.3 million of 12 percent debentures of which C$1.0 million was converted into 2.0 million shares of common stock.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “Gold Bonds”). The Gold Bonds will mature on December 31, 2013 and have an interest rate of 10 percent. The Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the Gold Bond principal and is the result of the Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent.

Financial metrics related to the Gold Bonds follow.

	As of December 31, 2011	As of December 31, 2010

Current gold bond derivative liaibility	$1,459,000	$969,100
Long-term gold bond derivative liability	1,386,100	1,562,500
Total gold bond derivative liability	$2,845,100	$2,531,600

Current gold bond liaibility	$3,286,400	$3,078,100
Long-term gold bond liability	3,494,800	6,781,000
Total gold bond liability	$6,781,200	$9,859,100

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010

Realized loss on gold bond derivatives	$(1,545,100)	$(456,100)
Unrealized loss on gold bond derivatives	$(313,500)	$(1,984,000)
Interest on gold bond liabilities	$(951,600)	$(1,313,900)
Bond discount amortized as interest expense	$(547,000)	$(754,700)

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Investing Transactions

Asset Sales: During 2011 and 2010, the Company received $0.9 million and $0.5 million, respectively, in cash for investments, property and mining equipment sold.

Capital Expenditures: Cash expended for the acquisition of property and equipment in 2011 was $9.9 million. These capital expenditures were principally for increased leach pad and process plant capacities at Briggs, improvements to and overhauls of mining and crushing equipment at Briggs, development drilling at Briggs and Reward, and initial infrastructure development at Reward and Pinson. $15 million of cash was expended as partial consideration for the acquisition of the 70 percent interest in Pinson in September of 2011. Subsequent to the Pinson acquisition, $0.7 million of interest was capitalized related directly to the financing of the acquisition and initial development of Pinson.

The principal capital expenditure anticipated in 2012 is the underground mine development at Pinson. Approximately $20 million has been budgeted principally for a secondary access, primary and secondary mine development, ventilation, and other direct mine development. An underground mining contractor has been mobilized to the Pinson site and work on driving the secondary access has commenced. The mining contractor engaged is providing most of their own mining equipment, reducing Atna’s investment. The Company does not anticipate having to invest in processing equipment as the Company has entered into agreements to either sell or process ore at third party facilities. Atna has a non-exclusive Ore Milling and Gold Purchase Agreement to process, at its option, Pinson sulfide ores at Barrick's Goldstrike processing facilities. In addition, Atna is negotiating an ore sales agreement to process oxide ore at other nearby facilities. Net collateral anticipated to be required for the placement of reclamation bonds is included in the budgeted cash requirement.

Sustaining capital expenditures for Briggs are anticipated to be between $2.5 million and $3.0 million for 2012. Capital expenditures at Reward for development drilling and power-related infrastructure development are being viewed as discretionary and will be taken up later in 2012 as funding permits; possibly costing up to $2.5 million. Development drilling at Columbia is also being viewed as discretionary and may be taken up later in 2012 as funding permits; possibly costing up to $2.0 million.

The capital expenditures stated above are approved for expenditure by the Company on a case by case basis and may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2011. Based on the Company’s current stock price, the Company expects that the exercise of stock warrants may be a potential additional source of funds in 2012.

			Underlying
Expiration Date	Exercise Price		Shares

December 2, 2012	CAD$	0.70	8,485,911

			8,485,911

As of March 23, 2012; 3,112,187 of these warrants had been exercised leaving a balance of 5,373,724 warrants outstanding.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Surety Bonds

All surety bonds are subject to annual review and adjustment. Additional permitting, extension of mine lives and areas of mining activity and changes in the regulatory environment affect surety requirements.

Briggs operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. Restricted cash held as collateral by the surety amounts to $1.7 million.

The total bonding requirement for Reward was determined to be $5.9 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company placed $0.8 million into a collateral account related to the surety bond. The remaining $5.0 million in bonding is not expected to be required until mine development is continued in 2013.

The total bonding requirement for Pinson is roughly $1.9 million of which Atna has already replaced one bond of $0.6 million. The remainder of the bonds, approximately $1.3 million, is expected to be placed in 2012 when the authorities have completed a review of the requirement.

The Company has on deposit with the Montana Department of Environmental Quality (“DEQ”) $2.3 million in an interest bearing account for reclamation at the Kendall Mine. The Company expects to deposit an additional $0.2 million with the Montana DEQ in 2012 as a special purpose bond in connection with the late-2011 approval of the final leach pad capping plan. The Company expects to spend approximately $0.6 million in 2012 to complete the capping.

Related Party Transactions

During 2011 and 2010, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2011		2010
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value
Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	9,963,100	9,963,100	9,593,200	9,593,200
Restricted cash	Loans and receivable	1	5,743,800	5,743,800	5,064,500	5,064,500
Investments	Available-for-sale	1	323,900	323,900	-	-
Total financial assets			16,030,800	16,030,800	14,657,700	14,657,700

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	4,411,100	4,411,100	2,921,900	2,921,900
Derivative liabilities	Held-for-trading	2	2,845,100	2,845,100	2,531,600	2,531,600
Notes payable	At amortized cost	2	21,479,100	21,479,100	5,240,700	5,240,700
Gold bonds, net of discount	At amortized cost	2	6,781,200	6,781,200	9,859,100	9,859,100
Finance leases	At amortized cost	N/A	2,477,300	2,477,300	896,900	896,900
Total financial liabilities			37,993,800	37,993,800	21,450,200	21,450,200

The following table presents the Company’s nonfinancial liabilities that were measured on a recurring fair value basis as of December 31, 2011 and 2010, by level within the fair value hierarchy.

	2011			2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$6,047,600	$-	$-	$4,619,300

The Company uses the expected present value technique to estimate the fair value of asset retirement obligations (“ARO”) using the amounts and timing of expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions. Accordingly, the ARO fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy.

An additional ARO of $1.5 million was recorded in September of 2011 as a result of the assumption of liabilities associated with the Pinson acquisition. For 2011 and 2010, changes in estimated ARO were decreased liabilities of $0 million and $0.4 million, respectively.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Derivatives

As of December 31, 2011 the Company had the following derivatives outstanding.

		Ounces
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Embedded Gold Bond forwards	$1,113	3,257	3,257	6,514	$2,845,100

As of December 31, 2011, the Company’s only outstanding derivatives are the forward sales embedded in the Gold Bonds. Please see “Gold Bonds Payable” above for a further description of the Gold Bonds and for relevant financial metrics.

Risk management

The Company is normally exposed to a number of market risks. The Company has a risk management program that involves senior management and when appropriate, the Board of Directors of the Company (the “Board”). Management applies policies approved by the Board to identify and manage market risks affecting the Company. As a result, the Company may use various financial instruments to manage these risks.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value. For 2011, if the price of gold averaged 10 percent higher or lower, we would have recorded an increase or decrease in revenue of approximately $5.1 million, respectively.

Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases could be structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

If the gold price increases or decreases by 10 percent, our Gold Bond derivative liability existing as of December 31, 2011 would increase or decrease by $0.9 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Foreign exchange risk: A credit facility of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million credit facility would increase or decrease by approximately $2.0 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Concentration of credit risk: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company’s sales of gold expose the Company to the credit risk of nonpayment by the buyer. The Company sells all of its gold to one or two customers, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial credit risks.

The Company maintains cash accounts and collateral for surety bonds with several financial institutions. The balances in U.S. institutions in interest bearing accounts may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation and balances in Canadian institutions may exceed the C$100,000 limit insured by the Canada Deposit Insurance Corporation.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, can be funded through a combination of existing cash, cash flow from the Briggs operation, asset sales, new or extended lines of credit, or an equity issuance.

Regulatory risk: Changes in the regulatory environment in the US may affect the recoverability of mineral reserves, the costs of operating, the costs of reclamation, and other factors having a material impact upon the business. The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the authoritative changes.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of December 31, 2011.

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.40	$0.55	1,492,500	2.0	$0.45	1,492,500	2.0	$0.45
0.56	0.70	4,170,333	3.5	0.64	3,401,332	3.3	0.64
0.71	0.85	690,000	4.1	0.73	423,333	3.7	0.73
0.86	1.32	3,130,640	3.2	0.99	1,497,308	2.3	1.09

$0.40	$1.36	9,483,473	3.2	$0.73	6,814,473	2.8	$0.71

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The chief executive officer and chief financial officer of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of five directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Transition to and Adoption of IFRS

The Canadian Accounting Standards Board confirmed in February 2008 that IFRS will replace Canadian GAAP for public enterprises for financial periods beginning on and after January 1, 2011. The Company adopted IFRS effective January 1, 2011. The financial statements for 2011 are the Company’s first annual consolidated financial statements prepared under IFRS and have been prepared in accordance with IFRS 1, “First Time Adoption of International Financial Reporting Standards”. The Company’s opening IFRS balance sheet is as of January 1, 2010 (the “Transition Date”). Financial results for 2009 and 2010 have been restated in accordance with IFRS. Please see the footnotes to the audited consolidated financial statements of the Company for 2011 for reconciliations of financial information reported under Canadian GAAP to IFRS. The conversion to IFRS has resulted in differences in recognition, measurement, and disclosure of balances and transactions in the financial statements.

In preparing its opening IFRS balance sheet at January 1, 2010, the Transition Date, the Company has adjusted amounts reported previously under Canadian GAAP. Under IFRS 1, standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for exemptions and elections that help to facilitate the transition to IFRS. The Company has chosen to apply the following optional exemptions.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Business combinations: The Company elected the business combinations exemption to not apply IFRS 3 retrospectively to past business combinations prior to the transition date. Accordingly, the Company has not restated past business combinations that took place prior to the Transition Date.

Fair value or revaluation as deemed cost: The Company elected not to re-measure any of its PP&E at fair value or revalue amounts at deemed cost previously determined under Canadian GAAP as of the Transition Date.

Cumulative translation adjustments: The Company elected to zero out the ending balance in the accumulated translation account as of the Transition Date and record the balance in retained earnings.

Changes in Accounting Policies

Adoption of IFRS: The following changes in accounting policies, as a result of adopting IFRS, may have material impacts on the Company’s consolidated financial statements. Other changes, such as the determination of the ARO estimate, are expected to have immaterial impacts.

Under IFRS, the Company may capitalize more exploration expenditures in the future than it would have under Canadian GAAP. The change in exploration expenditures policy did not result in any reconciling items in the adoption of IFRS. Exploration expenditures are capitalized if management determines that the expenditures have a reasonable probability of producing future economic benefits. Acquisition, drilling and assessment costs to further develop mineral resources and proven and probable ore reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detailed geological and geostatistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Under IFRS, the Company may capitalize excess stripping costs during the production phase of mining operations. The capitalization of deferred stripping costs will reduce the costs added to inventory and increase capitalized assets and amortization. Capitalizing and amortizing deferred stripping will have the impact of spreading over the years benefited the net income or loss related to above-average stripping ratios for an open pit.

Costs incurred to prepare a property for production and that are probable of having future economic benefits are capitalized as development costs. The costs of removing barren waste rock during the production phase of mining operations are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “production stripping” development costs. Production stripping costs are amortized using the units-of-production amortization method, based on the estimated ore tons contained in the newly accessed in-place proven and probable ore reserves. The amortization of production stripping costs is assigned to inventory and then flows through cost of sales as a cash operating cost as the inventory is relieved.

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from CAD to USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary operations are located in the United States. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants, as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency. All resulting exchange differences arising from the initial translation differences were included as a separate component of other comprehensive income. All comparative financial information was restated to reflect the Company’s results as if they had been historically reported in USD. The subsequent adoption of IFRS did not affect the financial statements presentations.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the International Financial Standards Board (“IASB”) issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine – In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 1, 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; calculation of gold inventory; recoverability and timing of gold production from the heap-leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial outlook of the Company, and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements included or incorporated by reference into this document include statements with respect to, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, cash costs, internal rates of return, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current market and operational conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. For a more detailed discussion of such risks and other factors, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as the Company’s other filings with Canadian Securities Administrators and the SEC. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on such forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the U.S. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), U.S. Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), U.S. Forest Service (“USFS”) U.S. Department of Alcohol Tobacco and Firearms (“BATF”), U.S. Department of Homeland Security, U.S. Environmental Protection Agency (“EPA”), U.S. Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), the Inyo County California, Nye County Nevada, and Humboldt County Nevada. U.S. legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased files and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2011, which can be found on SEDAR at www.sedar.com.

Outlook and Strategy

The Company expects the gold market to remain robust in 2012 and therefore plans to continue executing upon the strategy of developing new mines organically using the cash flow from existing mines. In 2012, the Company plans to develop the underground mine at Pinson and bring it into production, principally using the cash flows from Briggs. While the growth of positive cash flows is the principal objective of this strategy, the Company also expects to direct funding to exploration and development drilling to further expand its precious metals mineral resource base. The Company plans to produce and sell approximately 50,000 to 62,000 ounces of gold in 2012.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2011

The Company’s key goals for 2012 are:

•	Maintain a high level of safety and environmental performance;
•	Optimize production and cash flow generation from Briggs;
•	Extend Briggs mine life through continued development drilling, mine planning, plant optimization, and permitting;
•	Staff and develop Pinson with the target of mining 36,500 ore tons, as allowed under current underground permits, to produce approximately 10,000 to 15,000 ounces of gold in 2012;
•	Submit permit applications in 2012 to expand production levels for underground mining at Pinson in 2013;
•	Commence a feasibility study to determine the economic potential of the open pit resource at Pinson;
•	Continue work on long-lead time, pre-construction and infrastructure requirements at Reward;
•	Conduct additional drilling at Reward, Columbia and Pinson to add additional resources;
•	Initiate the permitting process at Columbia;
•	Initiate an optimization study at Briggs to increase crushing plant capacity;
•	Ensure financing under favorable terms for project development, bonding, and other requirements; and
•	Gain additional analyst and market coverage for the Company.

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